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                         Gallop, Johnson & Neuman, L.C.
                           101 S. Hanley, Suite 1600
                              St. Louis, MO 63105
                                 (314) 615-6000

                                December 1, 2004

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:  MAVERICK TUBE CORPORATION REGISTRATION STATEMENT ON FORM S-4; FORM T-1

Ladies and Gentlemen:

         On behalf of our client, Maverick Tube Corporation, a Delaware corporation (the "Company"), we hereby submit for filing via Edgar under the Securities Act of 1933, as amended (the "Act"), the Registration Statement on Form S-4 (the "Registration Statement") relating to the registration of (a) the Company's offer to exchange $120,000,000 aggregate principal amount of the Company's 2004 4.00% Convertible Senior Subordinated Notes due 2033 (the "New Notes") for an equal amount of its currently outstanding 4.00% Convertible Senior Subordinated Notes due 2033 and (b) shares of the Company's common stock, par value $0.01 per share, underlying the New Notes. The Form T-1 of The Bank of New York, trustee under the Indenture related to the New Notes, is included as
Exhibit 25.1 to the Registration Statement.

         If you have any questions or comments with respect to the foregoing or if you require any additional information or documentation, please contact me or Robert H. Wexler of this office at (314) 615-6000.


                                       Very truly yours,

                                       /s/ RUBEN K. CHUQUIMIA

                                       Ruben K. Chuquimia